Exhibit 99.1

(1)	ACR Opportunity, L.P. (“ACROPP”), ACR Opportunity Fund (“ACROX”), and ACR Equity International Fund (“ACREX”) each hold securities of the Issuer.

Alpine Partners Management, LLC (“APM”) is the general partner of ACROPP. ACR Alpine Capital Research, LLC (“ACR”) serves as the investment manager of ACROPP, ACROX, and ACREX. ACR Alpine Capital Research, LP (“ACRLP”) is the sole member of ACR.

APM, ACR, and ACRLP each disclaims beneficial ownership of all Class A common stock owned of record by ACROPP, ACROX, and ACREX, except to the extent of any pecuniary interest therein, and the filing of this Form 3 shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The address of the principal office of each reporting person is 190 Carondelet Plaza, Suite 1300, St. Louis, Missouri 63105.